July 12, 2024

Michael K. Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, WA 99352

        Re: Vivos Inc.
            Offering Statement on Form 1-A
            Filed June 28, 2024
            File No. 024-12456
Dear Michael K. Korenko:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Daniel W. Rumsey